UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission file number: 001-41687

 BITDEER TECHNOLOGIES GROUP

 08 Kallang Avenue
Aperia tower 1, #09-03/04
Singapore 339509
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒         Form 40-F  ☐

EXHIBITS

Exhibit No.	Description

99.1	Press Release – Bitdeer Reports Unaudited Financial Results for the First Quarter of 2023 and Operational Update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group
	By:	/s/ Linghui Kong
	Name:	Linghui Kong
	Title:	Chief Executive Officer

Date: May 15, 2023